UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: July 29, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1.                                Press Release issued on July 29, 2003
                                      by AXA, announcing AXA's consolidated
                                      revenues for the first six months of 2003.

                               [GRAPHIC OMITTED]


                                  PRESS RELEASE


                                                                   JULY 29, 2003



--------------------------------------------------------------------------------
           AXA CONSOLIDATED REVENUES UP 3.5% ON A COMPARABLE BASIS TO
                     EURO 37.5 BILLION FOR FIRST HALF 2003
--------------------------------------------------------------------------------

o LIFE & SAVINGS REVENUES INCREASED BY 7.7% TO EURO 23.7 BILLION, BOOSTED BY STRONG SALES, ESPECIALLY IN THE US, JAPAN, BELGIUM, FRANCE AND GERMANY.

o PROPERTY & CASUALTY REVENUES INCREASED BY 3.7% TO EURO 9.3 BILLION, AS THE GROUP CONTINUED TO EXPAND ITS FRANCHISE IN PERSONAL LINES, WHILE CONTINUING TO ADJUST COMMERCIAL LINES' PROFITABILITY THROUGH TARGETED RATE INCREASES AND CANCELLATIONS.

o POSITIVE NET INFLOWS OF EURO 12 BILLION AND STRONG MARKET APPRECIATION IN 2Q03 LED TO AN INCREASE IN AUM (ASSETS UNDER MANAGEMENT) AT JUNE 30, 2003 COMPARED TO END DECEMBER 2002, UP 1.7% TO EURO 648 BILLION. HOWEVER, H1 DAILY AVERAGE EQUITY INDEX LEVELS REMAINED WELL BELOW PRIOR YEAR, DRIVING A DECLINE IN ASSET MANAGEMENT REVENUES OF 12.3% TO EURO 1.4 BILLION.

o IN LINE WITH 1Q03 TRENDS, REINSURANCE REVENUES DECREASED BY 23.6% (-45.4% INCLUDING THE US REINSURANCE RUN-OFF AND THE FOREIGN EXCHANGE IMPACTS), FOLLOWING THE REPOSITIONING OF AXA RE. AXA CORPORATE SOLUTIONS INSURANCE REVENUES DECLINED BY 1.5% AS RATE INCREASES AND TARGETED GROWTH IN FRANCE WERE OFFSET BY REDUCED EXPOSURE TO SELECTED BUSINESS LINES.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 37.5 billion for the first half of 2003. On a comparable basis (adjusted for scope and currency changes), revenues grew by 3.5% compared to the same period last year. On a reported basis, total revenues were down 6.7% from 2002 (Euro 40.1 billion), strongly impacted by (i) the strength of the Euro versus other currencies, (ii) the sale of AXA Australia Health activities, AXA Austria and AXA Hungary, as well as (iii) the run-off of AXA RE's US activities.

"We are very pleased with the revenue data for the first half of this year, which is clearly illustrating the company's stated aim of growing the business profitably", said AXA Chief Executive Officer, Henri de Castries.

"Our Property & Casualty performance is clearly delivering on our improvement targets and the Group is on track to return AXA RE and AXA Corporate Solutions Insurance back to profit. Life & Savings unit-linked business and Asset Management operations have experienced lower fee income due to lower average assets under management and a strong Euro, but strong net inflows in the first half combined with a solid asset base at the end of the semester are positioning the Group well for the remainder of the year".



                                           ---------------------------------------------------------------------------
Six months ended                                                                        Change on a      Contribution
(Euro million)                                 June 30,       June 30,     Change       comparable         to Total
                                                 2003          2003                       basis            Revenues
----------------------------------------------------------------------------------------------------------------------

TOTAL                                            37,455        40,142       - 6.7%          + 3.5%           100%

 Life & Savings                                  23,682        25,112       - 5.7%          + 7.7%            63%

 Property & Casualty                              9,317         8,826       + 5.6%          + 3.7%            25%

 International Insurance                          2,651         3,828      - 30.8%         - 13.8%             7%

 Asset Management                                 1,379         1,873      - 26.4%         - 12.3%             4%

 Other Financial Services                           426           503      - 15.2%         - 19.5%             1%
----------------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS: 63% OF CONSOLIDATED REVENUES

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 7.7% IN THE FIRST HALF OF 2003 TO EURO 23,682 MILLION.

This progression was the result of strong performances in most countries, in particular, the US, Japan, Belgium and Germany. France, while continuing to outperform the market, experienced a slowdown in sales due particularly to strong growth during 2Q02. The UK continued to be impacted by the decision taken in July 2002 to withdraw from the With-Profits bond market.

Unit-linked products represented 30% of total Life & Savings revenues in 1H03, an increase of approximately 20% when compared to 1H02, driven by strong unit-linked growth in the US and the UK, while general account products decreased by 2%.


                                             -----------------------------------------------------------------
Six months ended                                                                                 Change on a
(Euro million)                                   June 30, 2003  June 30, 2002      Change     comparable basis
--------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS                                        23,682         25,112         - 5.7%            + 7.7%
.. United States                                        7,049          6,456         + 9.2%           + 34.4%
.. France                                               5,497          5,277         + 4.2%            + 3.7%
.. Japan                                                3,175          2,897         + 9.6%           + 20.9%
.. United Kingdom(a)                                    2,861          4,938        - 42.1%           - 26.8%
.. Germany                                              1,613          1,487         + 8.5%            + 8.5%
.. Belgium                                              1,143            862        + 32.7%           + 32.7%
.. Other countries                                      2,344          3,197        - 26.7%           - 14.1%
    of which Australia/New Zealand(b)                    831          1,034        - 19.6%           + 11.1%
    of which Hong-Kong                                   389            498        - 21.9%            - 3.9%
--------------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 565 million in 1H03, up 1% on a comparable basis from Euro 617 million in 1H02.

(b) AXA Australia Health activities were sold in August 2002. They contributed Euro 252 million to 1H02 revenues.

UNITED STATES: Revenues were up 34% in the first half of 2003, still driven by the very strong sales of the new Variable Annuity ("VA") Accumulator Series. Variable annuity sales totaled a record high of Euro 2.8 billion during the second quarter 2003, representing a 54% increase compared to a strong 2Q02 following the initial launch of the VA Accumulator Series. Equitable Life gained significant VA market share as it benefited from a good product positioning. 2Q03 sales were particularly strong in the wholesale channel, up 94%. Life premiums decreased by 5% during 1H03, due to continued declining variable life sales.

FRANCE: Revenues were up 4% in 1H03, outperforming the French market, driven by strong growth in individual general account premiums (+22%) and new business with major companies, particularly during the first quarter. At the end of June, general account premiums represented 86% of individual savings premiums (compared to 73% prior year), as customers continue to favor products offering stable returns. The rise in general account premiums was partly offset by a 48% decline in unit-linked premiums. Group savings premiums increased by 20% due to major group pension business. Unit-linked premiums accounted for 37% of group retirement revenues at the end of 1H03 compared to 29% at the end of 1H02.

JAPAN: Revenues were up 21% in the first half of 2003, up 16% excluding the impact of conversions (Euro 139 million cash value), due to strong group pension business, a significant progression in individual health products, and growth in life premiums. Group pension business grew sharply (up 54%) as AXA Japan increased its participation in several large contracts, benefiting from portfolio transfers of Euro 744 million (versus Euro 450 million for the same period in 2002). Health premiums increased by 19% as the sales force focused on Medical Whole Life products (up 69%), offset by lower medical term renewals reflecting increased competition in that market. Life premiums increased by 7% due to strong sales in Term and Term Riders.

UNITED KINGDOM: Total revenues fell by 27%, with new business on an APE(1) basis also down 27%. This was primarily attributable to AXA's decision in July 2002 to withdraw from the With-Profits bond market, consistent with its long held strategy of prudent management of its financial strength, and following extremely strong sales during the first half of 2002. To compensate for the shortfall in With-Profits revenues (Euro 1.5 billion of single premiums in 1H02), a strong focus has been put on sales of cautious investment products such as the Distribution Fund range, resulting in a 71% increase of unit-linked investment products during 1H03 versus 1H02. Group pension premiums increased by 4%, benefiting from AXA's strategy of focusing on key distributors in the intermediary market.

GERMANY: Revenues rose by 9%, driven by strong growth of non unit-linked investment & savings products (+22%) and health products (+15%), of which new business increased by 40%. The increase in non unit-linked business was supported by strong growth in single premiums (+35%). Life revenues remained broadly flat.

BELGIUM: Revenues increased by 33% mainly driven by strong sales of individual non unit-linked products (+56%), and in particular of the main interest linked products Crest, which grew by 54%, and Opti-Deposit premiums, which included a non-recurring single premium contract of Euro 103 million. Group revenues increased by 8% due to a higher level of regular premiums, mainly in non unit-linked products.

AUSTRALIA/NEW ZEALAND: Revenues increased 11% on a comparable basis, mainly due to improved retirement income volumes. Fee revenues from advisory business (excluding ipac) increased by 11% due mainly to improved net flows for mezzanine products. Management fees for the first half of 2003 relating to ipac totaled Euro 17 million (acquired in August 2002).

-------
1 Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

HONG-KONG: Revenues were down 4% on a comparable basis. Excluding the non-recurring impact of a single premium structured product issued in 2Q02, total revenues increased by 1% reflecting improved individual life sales (+15% on an APE basis) and higher retirement income contributions, partly offset by lower premiums from unit linked business.


PROPERTY & CASUALTY: 25% OF CONSOLIDATED REVENUES

TOTAL PROPERTY & CASUALTY(2) GROSS WRITTEN PREMIUMS INCREASED BY 3.7% IN THE FIRST HALF OF 2003 TO EURO 9,317 MILLION. THE SEGMENT CONTINUED TO BENEFIT FROM TARIFF INCREASES, PORTFOLIO GROWTH IN PERSONAL LINES BUSINESS IN FRANCE, GERMANY, ITALY AND IRELAND, WHILE, AT THE SAME TIME, APPLYING STRICT UNDERWRITING POLICIES IN ALL COUNTRIES.


                                           ----------------------------------------------------------------
Six months ended                                                                            Change on a
(Euro million)                              June 30, 2003  June 30, 2002     Change      comparable basis
-----------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                             9,317          8,826         + 5.6%            + 3.7%
.. France                                        2,506          2,432         + 3.1%            + 4.1%
.. Germany                                       1,793          1,809         - 0.9%            + 2.0%
.. United Kingdom(a)                             1,933          1,458        + 32.5%            + 3.3%
.. Belgium                                         763            734         + 4.0%            + 4.0%
.. Other countries                               2,321          2,392         - 3.0%            + 4.9%
-----------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 565 million in 1H03, up 1% on a comparable basis from Euro 617 million in 1H02.

PERSONAL LINES (58% OF THE P&C PREMIUMS) showed overall growth of 2%. Motor revenues increased 1%, due to a combination of moderate rate increases and portfolio growth. In France, the motor portfolio benefited from positive net inflows. In Germany, the 4% increase in motor premiums was driven by a new product launched by the low-cost provider, die Alternative (5% of Germany personal motor premiums). The growth in Belgium was attributable to significant rate increases. In the UK, the 24% decline in motor revenues was due to continued strict underwriting and a decrease in AXA's share of RAC(3) premium. RAC premium was wholly underwritten by AXA in 2002, but has since been transferred to a panel operated by AXA.

Non-motor activities rose 2%. In the UK, the creditor account grew by 18% mainly due to the partnership with Egg, which was set up at the beginning of 2002.

COMMERCIAL LINES (34% OF THE P&C PREMIUMS) recorded a growth of 9% due to significant tariff increases in all branches, combined with a strict underwriting policy and portfolio pruning. Commercial motor increased by 2%, the combined effect of rate increases, portfolio growth and portfolio pruning. In Ireland, where AXA is market leader in this segment, revenues increased by 11%.

Growth in commercial non-motor of 12% was due to successful strong tariff increases partly offset by portfolio pruning measures. In France, property lines increased by 11% and liability lines by 17%. In the UK, commercial lines (non-motor) increased 23%, owing to rate increases across the board and new account wins in property.

-------
2    Large risks are included in International Insurance segment.

3 RAC plc provides motoring services to individuals and businesses including roadside assistance and insurance.

ASSET MANAGEMENT: 4% OF CONSOLIDATED REVENUES

ASSET MANAGEMENT FEES, COMMISSIONS AND OTHER REVENUES DECLINED BY 12.3% TO EURO 1,379 MILLION IN THE FIRST HALF OF 2003. WHILST EQUITY MARKETS PICKED UP DURING THE SECOND QUARTER, H1 DAILY AVERAGE INDEX LEVELS REMAIN WELL DOWN ON PRIOR YEAR (S&P500 - 21.4%, STOXX50 - 27.8%).

Both Alliance Capital and AXA Investment Managers showed an increase in AUM (Assets Under Management) in the first half 2003, benefiting from positive net inflows for a total amount of Euro 12 billion and a pick-up in the equity markets during the second quarter (+ Euro 36 billion), partly offset by adverse exchange rates' evolution (- Euro 38 billion). Total AUM were up 1.7% to Euro 648 billion at June 30, 2003.


                                             --------------------------------------------------------------
Six months ended                                                                        Change on a
(Euro million)                                June 30, 2003  June 30, 2002   Change   comparable basis
-----------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                  1,379          1,873      - 26.4%        - 12.3%
.. Alliance Capital                                1,092          1,541      - 29.1%        - 12.7%
.. AXA Investment Managers(a)                        287            332      - 13.7%        - 10.4%
-----------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, net revenues decreased by 11%, or 5% on a comparable basis.

ALLIANCE CAPITAL: Revenues declined by 13%, due to lower advisory fees and distribution revenues, primarily driven by lower average AUM (down 9%). Institutional research services fees were down by 16% due to a decline in transactional volume. AUM increased by Euro 4 billion from December 31, 2002 to Euro 373 billion at June 30, 2003, driven by positive net inflows of Euro 5.8 billion and market appreciation of Euro 30 billion, partially offset by an adverse currency impact of Euro 31.7 billion. On a constant exchange rate basis, AUM increased by 10%.

AXA INVESTMENT MANAGERS (AXA IM): Revenues declined by 10%(4) (by 5% excluding management and front end fees collected by AXA IM on behalf of external distributors), driven by lower management fees due to a change in client-mix towards lower-fee segments.

AUM increased by Euro 6.9 billion from December 31, 2002 to Euro 275 billion at June 30, 2003, primarily due to net inflows of Euro 6.1 billion, market appreciation of Euro 6.3 billion, offset by adverse currency movements of Euro
5.9 billion.

-------
4    Net of inter-company transactions.

INTERNATIONAL INSURANCE: 7% OF CONSOLIDATED REVENUES

IN LINE WITH THE TRENDS ALREADY OBSERVED IN THE FIRST QUARTER 2003, INTERNATIONAL INSURANCE REVENUES DECLINED BY 13.8% (-30.8% ON AN AS REPORTED BASIS) TO EURO 2,651 MILLION. REINSURANCE ACTIVITIES DECLINED BY 23.6% (-45.4% INCLUDING THE RUN-OFF OF THE US REINSURANCE ACTIVITIES AND FOREIGN EXCHANGE IMPACTS). AXA CORPORATE SOLUTIONS INSURANCE DECLINED BY 1.5% AS STRONG RATE INCREASES WERE OFFSET BY REDUCED EXPOSURE TO SELECTED BUSINESS LINES.


                                                  ---------------------------------------------------------------
Six months ended                                                                                  Change on a
(Euro million)                                    June 30, 2003   June 30, 2002      Change     comparable basis
-----------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                                2,651           3,828        - 30.8%          - 13.8%
.. AXA RE                                               1,399           2,562        - 45.4%          - 23.6%
.. AXA CS Insurance                                       969           1,029         - 5.9%           - 1.5%
.. AXA Cessions                                            70              36        + 95.5%          + 95.5%
.. AXA Assistance                                         204             201         + 1.3%          + 10.2%
.. Other transnational activities                           9               0            n/m          - 11.1%
-----------------------------------------------------------------------------------------------------------------

REINSURANCE revenues declined by 24%, reflecting AXA RE's stringent underwriting policy aimed at reducing the risk exposure of the portfolio whilst focusing the Property & Casualty portfolio on the highest profitability businesses such as non-proportional Property Cat.

INSURANCE revenues decreased by 1.5%, as strong rate increases and new business, particularly on French Casualty lines (+24%), were offset by reduced exposure to selected business lines, including Construction in France (-25%), and the reshuffling of the UK portfolio especially in Property (-59%) and Casualty (-28%). Commercial motor revenues remained stable (10% of GWP), the effect of policy cancellations in the UK, offset by rate increases and increasing new business in France.

                                       * *
                                        *

ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion for 2002. Total revenues for the first half of 2003 are Euro 37 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com

AXA INVESTOR RELATIONS:                        AXA MEDIA RELATIONS:
----------------------                         -------------------
Matthieu Andre: + 33.1.40.75.46.85             Christophe Dufraux:+ 33.1.40.75.46.74
Marie Flore Bachelier: + 33.1.40.75.49.45      Clara Rodrigo: + 33.1.40.75.47.22
Laetitia de Charentenay: + 33.1.40.75.56.07    Barbara Wilkoc: + 1.212.314.3740
Caroline Portel:  + 33.1.40.75.49.84


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

     APPENDIX 1
     LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FIRST HALF 2003


                             ---------------------------------  --------------------------------------------------------------

                                 Gross          Change on                  Gross Written Premiums
                                Revenues       comparable       ----------------------------------------------     Other
                                  1H03            basis               UL           Non-UL          Health        Revenues*
                             ---------------------------------  --------------------------------------------------------------

---------------------------  ---------------------------------  --------------------------------------------------------------

United States                     7,049            +34.4%            3,691           3,116             70             171
France                            5,497             +3.7%              617           4,165            715
Japan                             3,175            +20.9%               45           2,647            483
United Kingdom(a)                 2,861            -26.8%            2,036             825
Germany                           1,613             +8.5%              101           1,129            384
Belgium                           1,143            +32.7%               82           1,061
Australia/New-Zealand(b)            831            +11.1%              257             455             59              59
Hong-Kong                           389             -3.9%               59             312             18
The Netherlands                     459            -18.9%              139             119            199               2
Spain                               218            -61.9%               15             203
Italy                               214             -9.6%               68             146
Others                              233             +3.3%               21             205              6               2

---------------------------  ---------------------------------  --------------------------------------------------------------

TOTAL                            23,682             +7.7%            7,132          14,381          1,934             235

                             -------------------------------
                                          % UL
                                   in Gross Revenues
                             -------------------------------
                                  1H03            1H02
                             -------------------------------

---------------------------  -------------------------------

United States                        52%            49%
France                               11%            18%
Japan                                 1%             2%
United Kingdom(a)                    71%            37%
Germany                               6%             6%
Belgium                               7%            10%
Australia/New-Zealand(b)             31%            28%
Hong-Kong                            15%            20%
The Netherlands                      30%            25%
Spain                                 7%             2%
Italy                                32%            56%
Others                                9%            13%

---------------------------  -------------------------------

TOTAL                                30%            27%

* Other revenues include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003. On a pro-forma basis (i.e., excluding Health for 1H02), UL would represent 42% of UK revenues in 1H02.

(b) AXA Health, subsidiary of AXA Asia Pacific Holdings, was sold in 2002. On a pro-forma basis (i.e., excluding Health for 1H02), UL would represent 37% of Australia/New-Zealand revenues in 1H02.

APPENDIX 2
LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - FIRST HALF 2003


                               -------------------------------------------------------------------------------------------------
                                     Investment & Savings                     Life                            Health
                               -------------------------------------------------------------------------------------------------
                                Contribution     Change on a     Contribution     Change on a     Contribution     Change on a
                                  to gross     comparable basis    to gross    comparable basis     to gross    comparable basis
                                  revenues                         revenues                         revenues
                               -------------------------------------------------------------------------------------------------

-----------------------------  -------------------------------------------------------------------------------------------------

United States                        78%            + 51%            15%              - 4%             1%              - 4%
France                               67%             + 5%            20%              - 2%            13%              + 9%
Japan                                44%            + 38%            41%              + 7%            15%             + 19%
United Kingdom(a)                    88%            - 29%            12%              - 2%
Germany                              18%            + 23%            49%              + 0%            24%             + 15%
Belgium(b)                           74%            + 47%            10%              - 0%
Australia/New-Zealand(c)             71%            + 14%            15%              + 7%             7%              - 5%
Hong Kong                            27%            - 14%            67%              + 1%             5%              - 3%
The Netherlands                      33%            - 26%            23%             - 14%            43%             - 16%
Spain                                76%            - 69%            24%             + 26%
Italy                                87%            - 11%            13%              - 2%
Others                               33%            - 30%            60%             + 40%             3%             + 10%

-----------------------------  -------------------------------------------------------------------------------------------------

TOTAL*                               66%             + 9%            23%              + 1%             8%              + 8%

                               --------------------------------
                                       Other premiums
                               --------------------------------
                               Contribution     Change on a
                                 to gross     comparable basis
                                 revenues
                               --------------------------------

-----------------------------  --------------------------------

United States                        3%             + 8%
France
Japan
United Kingdom(a)
Germany                              8%            + 15%
Belgium(b)                          16%             + 7%
Australia/New-Zealand(c)
Hong Kong                            2%             - 3%
The Netherlands
Spain
Italy
Others                               3%            + 12%

-----------------------------  --------------------------------

TOTAL*                              2%              + 9%

* The split by business lines excludes "other revenues" which represent 1% of Total (2% in the US, 7% in Australia/New Zealand, 1% in the Netherlands and 1% in "others").

(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003.

(b) Other premiums for Belgium include Group investment & savings and life premiums (split unavailable).

(c)  AXA Health, subsidiary of AXA Asia Pacific Holdings, was sold in 2002.

APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST HALF 2003


                            -------------------------------------------------------------------------------------
                                      Personal                    Personal                    Commercial
                                       Motor                      Non-Motor                     Motor
                            -------------------------------------------------------------------------------------
                               % Gross       Change on      % Gross      Change on      % Gross       Change on
                               Revenues     comp. basis     Revenues    comp. basis     Revenues     comp. basis
                            -------------------------------------------------------------------------------------

--------------------------  -------------------------------------------------------------------------------------

France                            34%          + 2%            29%         + 2%             8%          + 3%
Germany                           33%          + 4%            29%         - 1%             3%         - 10%
United Kingdom(a)                 10%         - 24%            19%         + 3%             6%          + 3%
Belgium                           35%          + 5%            27%         + 0%             6%          - 0%
Spain                             48%          + 2%            15%         + 9%            14%          + 5%
Italy                             64%          + 2%            28%         + 2%             0%         - 10%
Canada                            42%          + 6%            17%        + 10%             8%          - 3%
Ireland(b)                        65%          + 4%            13%         + 0%            22%         + 11%
The Netherlands                   16%          - 6%            16%         + 1%            35%          + 5%
Others                            49%          + 9%            28%         + 0%

--------------------------  -------------------------------------------------------------------------------------

TOTAL                             33%          + 1%            24%         + 2%             7%          + 2%

                            ---------------------------------------------------------
                                    Commercial
                                     Non-Motor                  Other lines
                            ---------------------------------------------------------
                               % Gross      Change on       % Gross      Change on
                               Revenues    comp. basis     Revenues     comp. basis
                            ---------------------------------------------------------

--------------------------  ---------------------------------------------------------

France                            29%         + 9%
Germany                           25%         + 4%             10%         + 5%
United Kingdom(a)                 34%        + 23%             31%         + 0%
Belgium                           30%         + 4%              2%         n.s.
Spain                             23%        + 32%
Italy                              8%        + 11%
Canada                            33%         + 9%
Ireland(b)                         0%        - 96%              1%         n.s.
The Netherlands                   33%         - 0%
Others                            21%         + 7%              2%         + 2%

--------------------------  ---------------------------------------------------------

TOTAL                             27%        + 12%              9%         + 3%

(a) UK Health activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January 1, 2003 (in "Other lines").

(b)  Ireland has stopped writing commercial non-motor business.